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                                               Filed pursuant to Rule 424(b)(3)
                                               Registration No. 33-99338


      FOURTH SUPPLEMENT TO MARCH 25, 1996 PROSPECTUS OF FORWARD INDUSTRIES, INC. AS SUPPLEMENTED BY FIRST SUPPLEMENT DATED MAY 17, 1996, SECOND SUPPLEMENT DATED JUNE 21, 1996 AND THIRD SUPPLEMENT DATED AUGUST 14, 1997

    Forward Industries, Inc. (the "Company") filed its Annual Report on Form 10-KSB for the fiscal year ended September 30, 1996 (as amended, the "Annual Report") with the Securities and Exchange Commission on December 30, 1996. The Annual Report reflected, among other things, the following information:

RESULTS OF OPERATIONS. For the twelve months ended September 30, 1996 (the "1996 Period"), the Company reported an increase in losses to $1,058,272 from $1,033,702 for the twelve months ended September 30, 1995 (the "1995 Period"). Loss per share decreased from $.32 in the 1995 Period to $.24 in the 1996 Period. Net sales increased $2,332,291 to $17,871,697 in the 1996 Period from $15,539,408 in the 1995 Period. Sales of carrying cases increased by $2,214,000 and advertising specialties increased by $118,000. The Company's TerrapinTM line of notebook computer cases, which was introduced in April 1995, accounted for $877,487 of the increase in sales of carrying cases. Although net sales increased substantially in the 1996 Period, costs of reworking products to customer specifications, large increases in seasonal labor (including substantial overtime primarily for advertising specialties in the first three months of the 1996 Period) and a one time delivery problem from the Far East adversely affected gross profit. The Company believes that it will return to profitability during the fiscal year ending September 30, 1997. See "Risk Factors - Lack of Profitability in Fiscal Year Ended September 30, 1995 and in First Quarter Ended December 31, 1995" at page 6 of the Prospectus.

FINANCING ARRANGEMENTS. The Company's line of credit with 1st Source Bank, South Bend, Indiana was extended to March 17, 1997. In connection with such extension, the rate of interest on outstanding borrowings was increased from 1% to 1-1/2% over prime. The line of credit contains certain financial covenants, including maintaining certain financial ratios. At September 30, 1996, the Company was not maintaining such ratios and the bank has waived compliance through March 17, 1997. See "Risk Factors - Inadequacy of Cash Flow from Operations and Credit Lines" at page 6 of the Prospectus.

DEFERRED INCOME TAXES. The Company's balance sheet at September 30, 1996 has characterized $2,230,000 of deferred income taxes as an asset. There can be no assurance that the Company's operations will be sufficient to realize the benefit of its deferred tax assets. Without such deferred tax assets, the Company's stockholders' equity at such date of $3,672,151 would have been reduced to $1,442,151 and the Company's working capital at such date would have been decreased by $399,000 from $1,821,321 to $1,422,321. See "Risk Factors - Possible Inability to Realize Benefit of Deferred Income Tax Assets" at pages 6-7 of the Prospectus.

EMPLOYMENT OF WILLIAM MOOAR AS PRESIDENT. Effective October 14, 1996, the Company entered into an employment agreement with William Mooar, pursuant to which Mr. Mooar will serve as President of the Company. Simultaneously, Mr. Mooar became a director of the Company. Mr. Mooar is employed at an annual base salary of $150,000, received a signing bonus of $30,000, and will receive incentive compensation with respect to each fiscal year of the Company ending during the term of his employment agreement equal to the product of (i) $100,000, and (ii) a fraction , the numerator of which will be the Company's audited pre-tax opening profit (if any) for such fiscal year and the denominator of which will be $500,000. He will also receive, subject to shareholder approval, an option to purchase 300,000 shares of the Company's Common Stock, par value $.01 per share, at an exercise price equal to the fair market value of such shares as of the date of shareholder approval thereof. Mr. Mooar will also be granted an additional option to purchase an additional 500,000 shares of Common Stock if the Company's audited pre-tax operating income for its 1997 or 1998 fiscal year is at least $1 million. Mr. Mooar's employment agreement with the Company expires on October 13, 1998.

STOCK INCENTIVE PLAN.   In December 1996, the Board of Directors of the Company
adopted, subject to shareholder approval, the Company's 1996 Stock Incentive Plan which authorizes the issuance of up to 4,000,000 shares of Common Stock. On such date, the Board granted, subject to shareholder approval of such plan, incentive stock options to various employees to acquire an aggregate of 275,000 shares of Common Stock. Pursuant to the terms of such plan, each of the Company's Chief Executive Officer, Executive Vice President and President were granted, subject to shareholder approval, options to purchase 300,000 shares of Common Stock at an exercise price equal to

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the fair market value of the Common Stock on the date of shareholder approval of the plan. The Company 1996 Stock Option Plan, which had never been submitted for approval by the Company's shareholders, was canceled.

MARKET PRICE. The market price of the Company's Common Stock as quoted on the NASDAQ SmallCap Market has dropped from a high bid of $6.750 during the fourth quarter of the 1996 Period to a closing bid of $0.656 on January 20, 1997. While the Company currently meets the criteria for listing on the NASDAQ SmallCap Market, there can be no assurances that the Company will continue to meet such criteria in the future.

EXERCISE OF WARRANTS.   Through December 31, 1996 1,509,000 shares of Common
Stock covered by the Prospectus have been issued upon exercise of the Company's Warrants and the Company has received an aggregate of $3,062,250 upon such exercises, which funds are being used for working capital. See "Use of Proceeds" at page 9 of the Prospectus and "Description of Securities" at pages 25-27 of the Prospectus.

Dated:   January 22, 1997